Exhibit 99.1

NeoGames Expands Board with the Appointment of Lisbeth McNabb

Luxembourg – January 20, 2021 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the "Company"), a technology-driven provider of end-to-end iLottery solutions, announced today the appointment of Lisbeth McNabb to its board of directors as a Non-executive director.  The appointment is effective immediately. Ms. McNabb will serve as chairperson on the board’s audit committee and a member of its compensation and nominating and corporate governance committees.  With the addition, the board expands to six members.

Ms. McNabb has deep experience as a creative strategist and operational leader skilled in developing solutions to meet competitive, customer and business objectives in environments spanning emerging business models, market share expansion and industry transformations.  She currently serves on the Board of Directors of Nexstar Media Group (Nasdaq: NXST) and is on the audit committee and former Audit Committee Chairperson and led the development and Chaired the Technology Cyber Risk Committee.

Over the most recent 15 years, Ms. McNabb has served in senior leadership roles, including President and public company CFO, with several large scale, high-growth digital platforms, including CFO of match.com.  Over that time as an executive and/or Board member, she has been an integral decision-maker in five companies where revenue has at least doubled.  Prior, she began her career in various finance and managerial roles at AT&T, American Airlines and Pepsico Frito-Lay.

“We are delighted that Lisbeth will bring her leadership, deep expertise, and professional experience to our board,” said Moti Malul, Chief Executive Officer of Neogames. “As we continue to grow our business, we seek the type of board-level guidance that will meaningfully impact that evolution.  Lisbeth is an excellent addition to our board and we welcome her insight and wisdom.”

About NeoGames

NeoGames is a technology-driven innovator and a global provider of iLottery solutions for national and state-regulated lotteries. NeoGames’ full-service solution combines proprietary technology platforms with the experience and expertise required for successful iLottery operations. NeoGames’ pioneering game studio encompasses an extensive portfolio of engaging online lottery games that deliver an entertaining player experience. As a trusted partner to lotteries worldwide, the Company works with its customers to maximize their success, offering a comprehensive solution that empowers them to deliver enjoyable and profitable iLottery programs to their players, generate more revenue, and direct proceeds to good causes.

Contacts

Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com